[Letterhead of Safe and Green Development Corporation]

September 14, 2023

VIA EDGAR

Stacie Gorman

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Safe and Green Development Corporation

Registration Statement on Form 10-12B

File No. 001-41581

Dear Ms. Gorman:

Reference is made to the Registration Statement on Form 10 (File No. 001-41581) (as amended to date, the Registration Statement), filed by Safe and Green Development Corp (the “Company”) with the Securities and Exchange Commission.

The Company hereby requests that the effective date for the Registration Statement be accelerated to 3:00 p.m., Eastern time, on September 18, 2023, or as soon as practicable thereafter, pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Leslie Marlow of Blank Rome LLP, at (212) 885-5358, with written confirmation sent to the Company at the address listed on the cover of the Registration Statement to follow.

Sincerely,

Safe and Green Development Corporation

/s/ Nicolai Brune
Name:	Nicolai Brune
Title:	Chief Financial Officer